UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended March 31, 2014

Commission File Number: 001-13425

Ritchie Bros. Auctioneers Incorporated

9500 Glenlyon Parkway

Burnaby, BC, Canada

V5J 0C6

(778) 331 5500

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☐            Form 40-F  ☒

indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

indicate by check mark whether by furnishing information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PART 1. FINANCIAL INFORMATION

ITEM 1.	FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated interim financial statements do not include all information and footnotes required for a complete set of annual financial statements, as prescribed by International Financial Reporting Standards as issued by the IASB (IFRS). However, in the opinion of management, all adjustments (which consist only of normal recurring adjustments) necessary for a fair presentation of the results of operations for the relevant periods have been made. Results for the interim periods are not necessarily indicative of the results to be expected for the year or any other period. These financial statements should be read in conjunction with the summary of accounting policies and the notes to the consolidated financial statements included in the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2013, a copy of which has been filed with the U.S. Securities and Exchange Commission. These policies have been applied on a consistent basis.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Condensed Consolidated Interim Income Statements

(Expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three months ended March 31,	2014	2013
Revenues (note 5)	$98,588	$102,058
Direct expenses (note 6)	10,300	9,361

	88,288	92,697
Selling, general and administrative expenses (note 6)	70,569	71,089

Earnings from operations	17,719	21,608
Other income (expense):
Foreign exchange gain	1,291	95
Gain (loss) on disposition of property, plant and equipment	71	(11)
Other	807	(14)

	2,169	70
Finance income (costs):
Finance income	508	547
Finance costs	(1,419)	(1,764)

	(911)	(1,217)

Earnings before income taxes	18,977	20,461
Income tax expense (recovery) (note 7):
Current	4,709	5,059
Deferred	(250)	1,356

	4,459	6,415

Net earnings	$14,518	$14,046

Net earnings attributable to:
Equity holders of the parent	$14,257	$13,989
Non-controlling interest	261	57

	$14,518	$14,046

Net earnings per share attributable to equity holders of the parent (note 8):
Basic	$0.13	$0.13
Diluted	$0.13	$0.13

Weighted average number of shares outstanding:
Basic	107,047,253	106,641,063
Diluted	107,302,176	107,024,808

See accompanying notes to condensed consolidated interim financial statements.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on May 2, 2014.

/s/ Robert G Elton	/s/ Peter J Blake
Robert G. Elton	Peter J. Blake
Director	Chief Executive Officer

RITCHIE BROS. AUCTIONEERS INCORPORATED

Condensed Consolidated Interim Statements of Comprehensive Income

(Expressed in thousands of United States dollars)

(Unaudited)

Three months ended March 31,	2014	2013
Net earnings	$14,518	$14,046
Other comprehensive loss:
Item that may be reclassified subsequently to net earnings:
Foreign currency translation adjustment	(1,071)	(7,657)

Total comprehensive income	$13,447	$6,389

Total comprehensive income attributable to:
Equity holders of the parent	13,197	6,324
Non-controlling interest	250	65

	$13,447	$6,389

See accompanying notes to condensed consolidated interim financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Condensed Interim Consolidated Balance Sheets

(Expressed in thousands of United States dollars)

(Unaudited)

	March 31,	December 31,
	2014	2013
Assets
Current assets:
Cash and cash equivalents	$288,889	$234,361
Trade and other receivables	139,843	85,873
Inventory (note 10)	50,468	52,419
Advances against auction contracts	18,191	12,203
Prepaid expenses and deposits	12,247	8,405
Assets held for sale (note 11)	6,354	2,839
Income taxes receivable	4,573	2,279

	520,565	398,379
Property, plant and equipment (note 12)	625,090	630,634
Investment property (notes 9 and 13)	1,723	6,554
Other non-current assets (note 9)	8,628	4,250
Intangible assets (note 14)	40,090	37,607
Goodwill (note 15)	82,927	83,397
Deferred tax assets	1,506	1,474

	$1,280,529	$1,162,295

Liabilities and Equity
Current liabilities:
Auction proceeds payable	$284,448	$125,858
Trade and other payables	115,404	120,276
Income taxes payable	356	7,806
Current borrowings (notes 9 and 16)	37,494	34,391

	437,702	288,331
Non-current borrowings (notes 9 and 16)	115,005	147,234
Other non-current liabilities	8,188	8,103
Deferred tax liabilities	23,070	24,076

	583,965	467,744

Equity:
Share capital (note 17)	127,984	126,350
Additional paid-in capital	31,025	30,178
Retained earnings	550,740	550,398
Foreign currency translation reserve	(13,969)	(12,909)

Equity attributable to equity holders of the parent	695,780	694,017
Non-controlling interest	784	534

	696,564	694,551

	$1,280,529	$1,162,295

Contingencies (note 19)

See accompanying notes to condensed consolidated interim financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Condensed Consolidated Interim Statements of Changes in Equity

(Expressed in thousands of United States dollars, except share amounts)

(Unaudited)

	Attributable to the equity holders of the parent
					Foreign
	Share Capital		Additional		Currency	Non-
	Number of		Paid-In	Retained	Translation	Controlling	Total
	Shares	Amount	Capital	Earnings	Reserve	Interest	Equity
Balance, December 31, 2012	106,596,811	$118,694	$27,080	$510,491	$533	$(267)	$656,531

Comprehensive income (loss)
Net earnings	—	—	—	13,989	—	57	14,046
Foreign currency translation adjustment	—	—	—	—	(7,665)	8	(7,657)

	—	—	—	13,989	(7,665)	65	6,389
Exercise of stock options	83,200	1,295	(246)	—	—	—	1,049
Share-based compensation tax adjustment	—	—	47	—	—	—	47
Share-based compensation expense (note 18)	—	—	1,109	—	—	—	1,109
Cash dividends paid	—	—	—	(13,065)	—	—	(13,065)

Balance, March 31, 2013	106,680,011	$119,989	$27,990	$511,415	$(7,132)	$(202)	$652,060

Comprehensive income (loss)
Net earnings			—	79,836	—	745	80,581
Foreign currency translation adjustment	—	—	—	—	(5,777)	(9)	(5,786)

	—	—	—	79,836	(5,777)	736	74,795
Exercise of stock options	344,772	6,361	(1,258)	—	—	—	5,103
Share-based compensation tax adjustment	—	—	51	—	—	—	51
Share-based compensation expense (note 18)	—	—	3,395	—	—	—	3,395
Cash dividends paid	—	—	—	(40,853)	—	—	(40,853)

Balance, December 31, 2013	107,024,783	$126,350	$30,178	$550,398	$(12,909)	$534	$694,551

Comprehensive income (loss)
Net earnings	—	—	—	14,257	—	261	14,518
Foreign currency translation adjustment	—	—	—	—	(1,060)	(11)	(1,071)

	—	—	—	14,257	(1,060)	250	13,447
Exercise of stock options	90,433	1,634	(321)	—	—	—	1,313
Share-based compensation tax adjustment	—	—	218	—	—	—	218
Share-based compensation expense (note 18)	—	—	950	—	—	—	950
Cash dividends paid	—	—	—	(13,915)	—	—	(13,915)

Balance, March 31, 2014	107,115,216	$127,984	$31,025	$550,740	$(13,969)	$784	$696,564

See accompanying notes to condensed consolidated interim financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Condensed Consolidated Interim Statements of Cash Flows

(Expressed in thousands of United States dollars)

(Unaudited)

Three months ended March 31,	2014	2013
Cash generated by (used in):
Operating activities:
Net earnings	$14,518	$14,046
Items before changes in non-cash working capital:
Depreciation	9,442	9,439
Amortization	1,155	881
Share-based compensation expense	2,524	1,109
Deferred income tax expense (recovery)	(250)	1,356
Foreign exchange gain	(1,291)	(95)
Loss (gain) on disposition of property, plant and equipment	(71)	11

	11,509	12,701
Changes in non-cash working capital:
Trade and other receivables	(57,996)	(74,790)
Inventory	2,044	26,380
Advances against auction contracts	(6,118)	2,627
Prepaid expenses and deposits	(3,930)	5,463
Income taxes receivable	(2,294)	(1,571)
Income taxes payable	7,854	6,959
Auction proceeds payable	159,589	194,712
Trade and other payables	(2,656)	(19,151)
Other	(551)	1,498

	95,942	142,127
Interest paid	(1,214)	(1,862)
Income taxes paid	(14,980)	(11,150)

Net cash generated by operating activities	105,775	155,862

Investing activities:
Property, plant and equipment additions	(6,761)	(8,406)
Intangible asset additions	(4,305)	(4,544)
Proceeds on disposition of property, plant and equipment	680	1,241
Other	(88)	(42)

Net cash used in investing activities	(10,474)	(11,751)

Financing activities:
Issuance of share capital	1,313	1,050
Dividends on common shares	(13,915)	(13,065)
Proceeds from short-term borrowings	4,952	—
Repayment of short-term borrowings	(30,000)	(9,000)
Other	(380)	47

Net cash used in financing activities	(38,030)	(20,968)

Effect of changes in foreign currency rates on cash and cash equivalents	(2,743)	(2,327)

Increase in cash and cash equivalents	54,528	120,816
Cash and cash equivalents, beginning of period	234,361	178,051

Cash and cash equivalents, end of period	$288,889	$298,867

See accompanying notes to condensed consolidated interim financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three months ended March 31, 2014 and 2013

1. Significant accounting policies:

(a)	Basis of preparation:

These condensed consolidated interim financial statements, including comparatives, present the condensed consolidated income statements, statements of comprehensive income, balance sheets, statements of changes in equity and statements of cash flows of the Company. The condensed consolidated interim financial statements have been prepared on the historical cost basis, except for cash flows and available-for-sale instruments that are measured at fair value.

The preparation of these condensed consolidated interim financial statements is based on accounting policies consistent with those used in the preparation of the Company’s audited annual consolidated financial statements for the year ended December 31, 2013. A selection of the accounting policies that are specifically important for interim financial reporting, or for which there has been a change since the annual consolidated financial statements, is set out below. These condensed consolidated interim financial statements should be read in conjunction with the Company’s audited annual financial statements for the year ended December 31, 2013; a full list of the Company’s significant accounting policies is included in those financial statements.

(b)	Statement of compliance:

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. The condensed consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements.

(c)	Basis of consolidation:

(i) Subsidiaries:

The condensed consolidated interim financial statements incorporate the assets and liabilities of all subsidiaries of Ritchie Bros. Auctioneers Incorporated for all periods presented and the results of all subsidiaries for the periods then ended. Subsidiaries are all those entities that the Company controls, defined as having power over an investee and having exposure or rights to variable returns from involvement in that investee.

Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases. Inter-entity transactions, balances and unrealized gains on transactions between entities within the consolidated Company are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of impairment of the asset transferred. The Company’s accounting policies are applied consistently throughout the organization.

(ii) Ultimate parent entity

Ritchie Bros. Auctioneers Incorporated is the ultimate parent entity of the consolidated Company.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three months ended March 31, 2014 and 2013

1. Significant accounting policies (continued):

(d)	Revenue recognition:

The Company recognizes revenue when an auction sale or online marketplace sale is complete and the Company has determined that the sale proceeds are collectible. Revenue is measured at the fair value of the consideration received or receivable and is shown net of value-added tax and duties.

Sources of revenue

Revenues are comprised mostly of commissions earned at our auctions through the Company acting as an agent for consignors of equipment and other assets. Revenue also includes net profits on the sale of inventory, as well as fees that include administrative and documentation fees on the sale of certain lots, advertising fees, and financing fees. The Company also earns commissions and fees from its online marketplace sales.

Commissions from sales at our auctions represent the percentage earned by the Company on the gross auction proceeds from equipment and other assets sold at auction. The majority of commissions are earned as a pre-negotiated fixed rate of the gross selling price. Other commissions are earned from underwritten contracts, when the Company guarantees a certain level of proceeds to a consignor or purchases inventory to be sold at auction.

Underwritten contracts

Guarantee contracts typically include a pre-negotiated percentage of the guaranteed gross proceeds plus a percentage of proceeds in excess of the guaranteed amount. If actual proceeds are less than the guaranteed amount, commission is reduced; if proceeds are sufficiently lower, the Company can incur a loss on the sale. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is completed. If a loss relating to a guarantee contract held at the period end to be sold after the period end is known or is probable and estimable at the financial statement reporting date, the loss is accrued in the financial statements for that period. The Company’s exposure from these guarantee contracts fluctuates over time.

For inventory contracts, the Company acquires title to items for a short time prior to a particular auction. Revenue from inventory sales is presented net of costs within revenues on the income statement, as the Company takes title only for a short period of time and the risks and rewards of ownership are not substantially different than the Company’s other underwritten contracts.

(e)	Share-based payments:

(i) Equity-settled share-based payments:

The Company has a stock-based compensation plan that provides for the award of stock options to selected employees, directors and officers of the Company. The cost of options granted is measured at the fair value of the underlying option at the grant date using the Black-Scholes option pricing model. This fair value is expensed over the period until the vesting date with recognition of a corresponding increase to equity. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in earnings, such that the consolidated expense reflects the revised estimate, with a corresponding adjustment to equity.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three months ended March 31, 2014 and 2013

1. Significant accounting policies (continued):

(e)	Share-based payments (continued):

(ii) Cash-settled share-based payment:

The cost of cash-settled transactions is measured initially at fair value at the grant date using the volume weighted average price (“VWAP”) of the Company’s common shares for the twenty days prior to grant date. This fair value is expensed over the period until the vesting date with recognition of a corresponding liability. The liability is re-measured at fair value at each reporting date up to and including the settlement date, with changes in fair value recognized through compensation expense.

(f)	New and amended accounting standards and interpretations:

The Company has adopted the following new and revised applicable standards, along with consequential amendments, effective January 1, 2014. These changes were made in accordance with the applicable transitional provisions. The nature and effect of these changes are disclosed below.

Amendments to IAS 32 for offsetting financial assets and financial liabilities

These amendments clarify the meaning of ‘currently has a legally enforceable right to set-off’ and the criteria for non-simultaneous settlement mechanisms to qualify for offsetting. These amendments do not result in any changes to the Company’s accounting or disclosure.

We also referred to the following interpretation, effective January 1, 2014, in our application of the related standards.

IFRIC 21 Levies

The interpretation clarifies that an entity recognizes a liability for a levy when the obligating event that triggers payment occurs, as identified by the relevant legislation. Treatment prescribed by this interpretation is to be applied retrospectively and is not applicable to income taxes within the scope of IAS 12 Income taxes. In referring to IFRIC 21 in our application of the related standards, there has been no change to our accounting policy for levies.

Standards issued and not yet effective

At the date of authorization of these financial statements, the following applicable standards were issued but not yet effective:

•	In 2011, the IASB issued Amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures to move the effective date of this standard from years beginning on or after January 1, 2015. IFRS 9, as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

•	The IASB has a number of other projects outstanding that will result in exposure drafts and eventually new standards issued. However, the timing and outcome of these projects are too uncertain to list here.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three months ended March 31, 2014 and 2013

2. Critical accounting judgments, estimates and assumptions:

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Future differences arising between actual results and the judgements, estimates and assumptions made by the Company at the reporting date, or future changes to estimates and assumptions, could necessitate adjustments to the underlying reported amounts of assets, liabilities, revenues and expenses in future reporting periods.

Judgements, estimates and underlying assumptions are evaluated on an ongoing basis by management, and are based on historical experience and other factors including expectations of future events that are believed to be reasonable under the circumstances. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstance and such changes are reflected in the assumptions when they occur.

Judgements

Critical management determinations that have a higher degree of judgment and may have the most significant effect on the Company’s assets and liabilities include (a) the decision to depreciate and amortize our property, plant, and equipment and definite-life intangible assets on a straight-line or declining balance basis as the Company believes that these methods best reflect the consumption of these resources over their economic lifespan; and (b) the identification of cash-generating units, through the aggregation of assets into groups that generate cash inflows that are largely independent of cash inflows from other assets or groups of assets, that are used in performing asset impairment assessments.

3. Seasonality of operations:

The Company’s operations are both seasonal and event driven. Revenues tend to be highest during the second and fourth calendar quarters. The Company generally conducts more auctions during these quarters than during the first and third calendar quarters. Late December through mid-February and mid-July through August are traditionally less active periods.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three months ended March 31, 2014 and 2013

4. Segment Information:

The Company’s principal business activity is the sale of industrial equipment and other assets at auctions. The Company’s operations are comprised of two reportable segments as determined by their differing service delivery model, these are:

•	Core Auction segment, a network of auction locations that conduct live, unreserved auctions with both on-site and online bidding; and

•	EquipmentOne segment, a secure online marketplace that facilitates private equipment transactions.

The Company evaluates each segment’s performance based on earnings from operations. The significant non-cash item included in segment earnings from operations is depreciation and amortization.

Three months ended March 31, 2014	Core Auction	Equipment- One	Combined
Revenues	$96,132	$2,456	$98,588
Direct expenses	(10,300)	—	(10,300)
Selling, general and administrative expenses, excluding depreciation and amortization	(55,909)	(4,063)	(59,972)
Depreciation and amortization	(10,269)	(328)	(10,597)

Earnings (loss) from operations	19,654	(1,935)	17,719
Other, finance and income tax expenses			(3,201)

Net earnings			$14,518

Three months ended March 31, 2013	Core Auction	Equipment- One	Combined
Revenues	$99,021	$3,037	$102,058
Direct expenses	(9,361)	—	(9,361)
Selling, general and administrative expenses, excluding depreciation and amortization	(56,112)	(4,657)	(60,769)
Depreciation and amortization	(9,999)	(321)	(10,320)

Earnings (loss) from operations	23,549	(1,941)	21,608
Other, finance and income tax expenses			(7,562)

Net earnings			$14,046

5. Revenues:

Three months ended March 31,	2014	2013
Commissions	$78,174	$82,044
Fees	20,414	20,014

	$98,588	$102,058

Net profits on inventory sales included in commissions are:

Three months ended March 31,	2014	2013
Revenue from inventory sales	$151,697	$115,938
Cost of inventory sold	(140,238)	(103,687)

	$11,459	$12,251

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three months ended March 31, 2014 and 2013

6. Expenses by nature:

The Company classifies expenses according to function in the condensed consolidated interim income statements. The following items are listed by function into additional components by nature:

Direct expenses:

Three months ended March 31,	2014	2013
Employee compensation expense	$4,407	$4,103
Buildings and facilities	1,103	1,092
Travel, advertising and promotion	3,736	3,678
Other direct expenses	1,054	488

	$10,300	$9,361

Selling, general and administrative expenses:

Three months ended March 31,	2014	2013
Employee compensation expense	$37,476	$38,365
Buildings and facilities	10,781	10,242
Travel, advertising and promotion	6,200	6,212
Other selling, general and administrative expenses	5,515	5,950

	$59,972	$60,769
Depreciation of property, plant and equipment	9,442	9,439
Amortization of intangible assets	1,155	881

	$70,569	$71,089

7. Income taxes:

Income tax expense is calculated based on management’s best estimate of the annual effective income tax rate expected by jurisdiction for the full financial year applied to the pre-tax ordinary income of the interim period. The Company’s consolidated effective tax rate in respect of operations for the three months ended March 31, 2014 was 23.5% (2013: 31.4%).

The effective tax rate decreased relative to the comparative period primarily due to a lower estimate of liabilities for tax uncertainties and a greater proportion of earnings taxed in jurisdictions with lower tax rates.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three months ended March 31, 2014 and 2013

8. Net earnings per share:

Three months ended March 31, 2014	Net earnings	Shares	Per share amount
Basic net earnings per share attributable to equity holders of the parent	$14,257	107,047,253	$0.13
Effect of dilutive securities:
Stock options	—	254,923	—

Diluted net earnings per share attributable to equity holders of the parent	$14,257	107,302,176	$0.13

Three months ended March 31, 2013	Net earnings	Shares	Per share amount
Basic net earnings per share attributable to equity holders of the parent	$13,989	106,641,063	$0.13
Effect of dilutive securities:
Stock options	—	383,745	—

Diluted net earnings per share attributable to equity holders of the parent	$13,989	107,024,808	$0.13

For the three months ended March 31, 2014, stock options to purchase 1,408,959 common shares were outstanding but were excluded from the calculation of diluted earnings per share as they were anti-dilutive (2013: 2,049,324).

9. Fair Value Measurement

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy based on the lowest level input that is significant to the fair value measurement or disclosure, as explained in the Company’s audited annual financial statements.

Fair value measurements	March 31, 2014	December 31, 2013
Assets
Other non-current assets:
Available-for-sale investments:
Investment in private company	$2,039	$2,043

Total assets	$2,039	$2,043

Fair values disclosed	March 31, 2014	December 31, 2013
Assets
Investment property (note 13)	$8,975	$36,687

Total assets	$8,975	$36,687

Liabilities
Current borrowings	$37,494	$34,391
Non-current borrowings	118,063	149,454
Other non-current liabilities:
Note payable	—	600

Total liabilities	$155,557	$184,445

No fair value measurement change was recognized in the period.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three months ended March 31, 2014 and 2013

10. Inventory:

Every period end inventory is reviewed to ensure that it is recorded at the lower of cost and net realizable value. No write-down was recorded for the three months ended March 31, 2014 (2013: $190,000).

Of inventory held at March 31, 2014, 99% is expected to be sold prior to the end of June 2014, with the remainder to be sold by the end of July 2014 (December 31, 2013: 90% sold prior to the end of March 2014, with the remainder to be sold by the end of May 2014).

11. Assets held for sale:

At March 31, 2014, the Company held land for sale in Alberta, Canada.

Balance, December 31, 2013	$2,839
Reclassified from investment property	3,548
Other	82
Foreign exchange movement	(115)

Balance, March 31, 2014	$6,354

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three months ended March 31, 2014 and 2013

12. Property, plant and equipment:

	Land and improvements	Buildings	Yard and automotive equipment	Computer software and equipment	Office equipment	Leasehold improvements	Assets under development	Total
Cost:
Balance, December 31, 2012	$361,631	$276,044	$62,382	$79,862	$22,902	$16,180	$50,548	$869,549
Additions	111	67	9,544	2,594	357	1,324	24,073	38,070
Disposals	(1,510)	(216)	(6,483)	(74)	(462)	(59)	(192)	(8,996)
Transfers from assets under development to completed assets	22,344	10,406	1,598	7,235	1,683	4,059	(47,325)	—
Reclassified as held for sale	(2,400)	(708)	—	—	—	—	—	(3,108)
Foreign exchange movement	(8,324)	(6,629)	(1,587)	(5,175)	(524)	342	(2,166)	(24,063)

Balance, December 31, 2013	$371,852	$278,964	$65,454	$84,442	$23,956	$21,846	$24,938	$871,452
Additions	9	11	3,903	187	13	—	2,638	6,761
Disposals	(199)	(59)	(1,070)	(434)	—	(82)	—	(1,844)
Transfers from assets under development to completed assets	25	141	109	1,124	158	141	(1,698)	—
Reclassified from investment property	1,094	—	—	—	—	—	—	1,094
Reclassified as held for sale	(28)	—	—	—	—	—	—	(28)
Foreign exchange movement	(709)	(1,910)	(528)	(2,955)	(250)	(16)	(326)	(6,694)

Balance, March 31, 2014	$372,044	$277,147	$67,868	$82,364	$23,877	$21,889	$25,552	$870,741

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three months ended March 31, 2014 and 2013

12. Property, plant and equipment (continued):

	Land and improvements	Buildings	Yard and automotive equipment	Computer software and equipment	Office equipment	Leasehold improvements	Assets under development	Total
Accumulated depreciation:
Balance, December 31, 2012	$(38,771)	$(64,666)	$(33,526)	$(57,723)	$(12,990)	$(6,196)	$—	$(213,872)
Depreciation for the period	(7,605)	(9,784)	(8,616)	(9,457)	(2,130)	(2,063)	—	(39,655)
Disposals	743	171	4,295	43	381	46	—	5,679
Reclassified as held for sale	—	269	—	—	—	—	—	269
Foreign exchange movement	386	1,562	891	3,815	237	(130)	—	6,761

Balance, December 31, 2013	$(45,247)	$(72,448)	$(36,956)	$(63,322)	$(14,502)	$(8,343)	$—	$(240,818)
Depreciation for the period	(1,735)	(2,431)	(1,898)	(2,276)	(470)	(632)	—	(9,442)
Disposals	51	28	641	430	—	26	—	1,176
Reclassified from investment property	—	—	—	—	—	—	—	—
Reclassified as held for sale	—	—	—	—	—	—	—	—
Foreign exchange movement	116	596	307	2,264	148	2	—	3,433

Balance, March 31, 2014	$(46,815)	$(74,255)	$(37,906)	$(62,904)	$(14,824)	$(8,947)	$—	$(245,651)

Net carrying amount:
As at December 31, 2013	$326,605	$206,516	$28,498	$21,120	$9,454	$13,503	$24,938	$630,634

As at March 31, 2014	$325,229	$202,892	$29,962	$19,460	$9,053	$12,942	$25,552	$625,090

During the three months ended March 31, 2014, interest of $234,000 (2013: $506,000) was capitalized to the cost of assets under development. These interest costs relating to qualifying assets are capitalized at a weighted average rate of 4.79% (2013: 5.74%).

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three months ended March 31, 2014 and 2013

13. Investment property:

Investment property held at March 31, 2014 is comprised of land and site improvements located in Polotitlan, Mexico.

Balance, December 31, 2013	$6,554
Reclassified to assets held for sale	(3,548)
Reclassified to property, plant and equipment	(1,094)
Foreign exchange movement	(189)

Balance, March 31, 2014	$1,723

14. Intangible assets:

	Trade			Software
	names and	Customer		under
	trademarks	relationships	Software	development	Total
Cost:
Balance, December 31, 2012	$800	$19,597	$3,572	$3,562	$27,531
Transfers from software under development to completed assets	—	—	1,525	(1,525)	—
Additions	—	—	891	14,771	15,662

Balance, December 31, 2013	$800	$19,597	$5,988	$16,808	$43,193
Transfers from software under development	—	—	1,386	(1,386)	—
Additions	—	—	—	4,305	4,305
Foreign exchange movement	—	—	(14)	(655)	(669)

Balance, March 31, 2014	$800	$19,597	$7,360	$19,072	$46,829

	Trade			Software
	names and	Customer		under
	trademarks	relationships	Software	development	Total
Accumulated amortization:
Balance, December 31, 2012	$—	$(1,258)	$(703)	$—	$(1,961)
Amortization for the period	—	(2,008)	(1,617)	—	(3,625)

Balance, December 31, 2013	$—	(3,266)	(2,320)	—	(5,586)
Amortization for the period	—	(487)	(668)	—	(1,155)
Foreign exchange movement	—	—	2	—	2

Balance, March 31, 2014	$—	$(3,753)	$(2,986)	$—	$(6,739)

Net carrying amount:
As at December 31, 2013	$800	$16,331	$3,668	$16,808	$37,607

As at March 31, 2014	$800	$15,844	$4,374	$19,072	$40,090

During the three months ended March 31, 2014, interest of $276,000 (2013: $38,000) was capitalized to the cost of software under development. These interest costs relating to qualifying assets are capitalized at a weighted average rate of 6.39% (2013: 6.39%).

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three months ended March 31, 2014 and 2013

15. Goodwill:

Balance, December 31, 2013	$83,397
Foreign exchange movement	(470)

Balance, March 31, 2014	$82,927

Goodwill is subject to annual impairment reviews.

16. Borrowings:

	Carrying value
	March 31,	December 31,
	2014	2013
Current Borrowings	$37,494	$34,391

Non-current Borrowings
Term loan, denominated in Canadian dollars, unsecured, bearing interest at 4.225%, due in quarterly installments of interest only, with the full amount of the principal due in May 2022.	$30,770	$32,007
Term loan, denominated in United States dollars, unsecured, bearing interest at 3.59%, due in quarterly installments of interest only, with the full amount of the principal due in May 2022.	30,000	30,000
Term loan, denominated in Canadian dollars, unsecured, bearing interest at 6.385%, due in quarterly installments of interest only, with the full amount of the principal due in May 2016.	54,235	56,409
Revolving loan, denominated in Canadian dollars, unsecured, bearing interest at Canadian bankers’ acceptance rate plus a margin between 0.85% and 1.25%, due in monthly installments of interest only, with the revolving loan available until May 2018.	—	28,818

	$115,005	$147,234

Total Borrowings	$152,499	$181,625

Current borrowings of $30 million were repaid during the three months ended March 31, 2014. The revolving loan has been reclassified as current borrowings as the Company intends to repay this loan within 12 months from the balance sheet date.

Current borrowings at March 31, 2014 are comprised of drawings in different currencies on the Company’s committed revolving credit facility, and have a weighted average interest rate of 1.99% (December 31, 2013: 1.45%).

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three months ended March 31, 2014 and 2013

17. Share capital:

(a)	Authorized:

Unlimited number of common shares, without par value.

Unlimited number of senior preferred shares, without par value, issuable in series.

Unlimited number of junior preferred shares, without par value, issuable in series.

(b)	Issued:

All issued shares are fully paid. No preferred shares have been issued.

18. Share-based payments:

(a)	Stock option plan:

Stock option activity for the three months ended March 31, 2014 and the year ended December 31, 2013 is presented below:

	March 31, 2014		December 31, 2013
	Common	Weighted	Common	Weighted
	Shares Under	Average	Shares Under	Average
	Option	Exercise Price	Option	Exercise Price
Outstanding, beginning of period	3,749,574	$21.09	3,540,497	$20.27
Granted	359,406	22.46	884,500	21.34
Exercised	(90,433)	14.51	(427,972)	14.37
Forfeited	(7,495)	20.86	(236,351)	21.88
Expired	—	—	(11,100)	23.58

Outstanding, end of period	4,011,052	$21.36	3,749,574	$21.09

Exercisable, end of period	3,063,145	$21.14	2,476,918	$20.60

The options outstanding at March 31, 2014 expire on dates ranging to March 11, 2024. The weighted average share price of options exercised during the three months ended March 31, 2014 was $23.04 (year ended December 31, 2013: $21.13). The following is a summary of stock options outstanding and exercisable at March 31, 2014

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
Range of		Remaining	Exercise		Exercise
Exercise Prices	Number	Life (years)	Price	Number	Price
$10.51 - $10.80	19,500	0.8	10.76	19,500	10.76
$14.23 - $14.70	587,784	4.3	14.54	587,784	14.54
$18.67 - $19.95	305,421	3.8	18.89	283,307	18.80
$21.34 - $23.44	2,305,586	8.2	22.17	1,379,849	22.22
$24.39 - $25.91	792,761	5.6	25.26	792,705	25.26

	4,011,052	6.8	$21.36	3,063,145	$21.14

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three months ended March 31, 2014 and 2013

18. Share-based payments (continued):

(b)	Share-based compensation:

(i) Stock option plan:

During the three months ended March 31, 2014, the Company recognized compensation cost of $950,000 (2013: $1,109,000) in selling, general and administrative expenses in respect of grants under its stock option plan.

The fair value of the stock option grants was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	2014	2013
Risk free interest rate	1.7%	0.9%
Expected dividend yield	2.32%	2.31%
Expected lives of options	5 years	5 years
Expected volatility	29.2%	35.2%

The weighted average grant date fair value of options granted during the three months ended March 31, 2014 was $5.09 per option (2013: $5.65). The compensation expense arising from option grants is amortized over the relevant vesting periods of the underlying options.

(ii) Share unit plans:

During the three months ended March 31, 2014, the Company recognized compensation cost of $1,264,000 (2013: $217,000) in selling, general and administrative expenses in respect of share units granted under its share unit plan. Also included in these costs are the vested, grant date fair value of dividend-equivalent share units distributed in the three months ended March 31, 2014, and the reporting date adjustment required to re-value the Company’s share unit cash settlement obligation at March 31, 2014 fair value.

The grant date fair value of the 280,953 share units granted during the three months ended March 31, 2014, excluding the effect of dividend adjustments, was $22.61 (2013: $21.99). Fair value of the share unit grants was calculated on the date of grant using the 20-day volume weighted average share price of the Company’s common shares listed on the New York Stock Exchange. The compensation expense arising from share unit grants is amortized over the relevant vesting periods of the underlying units.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three months ended March 31, 2014 and 2013

19. Contingencies:

(a)	Legal and other claims:

The Company is subject to legal and other claims that arise in the ordinary course of its business. The Company does not believe that the results of these claims will have a material effect on the Company’s balance sheet or income statement.

(b)	Guarantee contracts:

In the normal course of business, the Company will in certain situations guarantee to a consignor a minimum level of proceeds in connection with the sale at auction of that consignor’s equipment.

At March 31, 2014 there was $60,944,000 of industrial equipment guaranteed under contract, of which 97% is expected to be sold prior to the end of June 2014, with the remainder to be sold prior to the end of July 2014 (December 31, 2013: $7,529,000 all of which sold prior to the end of April 2014).

At March 31, 2014 there was $38,958,000 of agricultural equipment and land guaranteed under contract, of which 95% will be sold prior to the end of June 2014, with the remainder to be sold prior to the end of August 2014 (December 31, 2013: $27,582,000 of which 87% sold prior to the end of April 2014, with the remainder to be sold prior to the end of June 2014).

The outstanding guarantee amounts are undiscounted and before estimated proceeds from sale at auction.

ITEM 2: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and estimates about our business and markets, and include, among others, statements relating to:

•	our future performance;

•	growth of our operations, including replacement of existing auction sites;

•	our internet initiatives and the level of participation in our auctions by internet bidders, and the success of EquipmentOne and our other online marketplaces, including increased online participation in auctions as buyers become more comfortable with our bidding technology and online tools and services;

•	increases in the number of consignors and bidders participating in our auctions;

•	our ability to continue to grow our share of the used equipment market and to meet the needs of our customers;

•	our ability to grow our core auction business, including our ability to increase our market share among traditional customer groups and do more business with new customer groups in new markets;

•	our ability to add new business and information solutions, including, among others, our ability to use technology to enhance our auction services and support additional value-added services;

•	our ability to grow our sales force, minimize turnover, and improve sales force productivity;

•	the effect of Original Equipment Manufacturer (“OEM”) production on our Gross Auction Proceeds (“GAP”);

•	the effect of an increased number of our Revenue Producers (as defined below), including our Territory Managers (“TMs”) on our sales team performance, GAP and revenues;

•	the relative percentage of GAP represented by straight commission or underwritten (guarantee and inventory) contracts, and its impact on revenues and profitability;

•	our Revenue Rates, the sustainability of those rates, the impact of our commission rate and fee changes, and the seasonality of GAP and revenues;

•	the supply trend of equipment in the market;

•	our future capital expenditures;

•	our future plans with regard to our strategic pillars;

•	the proportion of our revenues and operating costs denominated in currencies other than the U.S. dollar or the effect of any currency exchange and interest rate fluctuations on our results of operations;

•	financing available to us and the sufficiency of our working capital to meet our financial needs;

•	our ability to satisfy our present operating requirements and fund future growth through existing working capital and credit facilities; and,

•	our ability to mitigate risks in connection with our Chief Executive Officer succession planning and transition.

Forward-looking statements are typically identified by such words as “anticipate”, “believe”, “could”, “continue”, “estimate”, “expect”, “intend”, “may”, “ongoing”, “plan”, “potential”, “predict”, “will”, “should”, “would”, “could”, “likely”, “generally”, “future”, “period to period”, “long term”, or the negative of these terms, and similar expressions intended to identify forward-looking statements. Our forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. While we have not described all potential risks related to our business and owning our common shares, the important factors listed under “Risk Factors” in our 2013 Annual Report on Form 40-F are among those that we consider may affect our performance significantly or could cause our actual financial and operational results to differ significantly from our expectations. Except as required by applicable securities law and regulations of relevant securities exchanges, we do not intend to update publicly any forward-looking statements, even if our expectations have been affected by new information, future events or other developments. You should consider our forward-looking statements in light of the factors listed under “Risk Factors” below, under “Risk Factors” in our 2013 Annual Report on Form 40-F and other relevant factors.

About Us

Ritchie Bros. (NYSE & TSX: RBA) is the well-established world leader for the exchange of used equipment. Our expertise, global reach, market insight and trusted brand provide us with a unique and leading position in the used equipment market. We primarily sell equipment for our customers through unreserved auctions at 44 auction sites worldwide. In addition, during 2013 we launched EquipmentOne, an online used equipment marketplace to reach a broader customer base. These two complementary exchange solutions provide different value propositions to equipment owners and allow us to meet the needs and preferences of a wide spectrum of equipment sellers.

Ritchie Bros. focuses on the sale of industrial machinery. Through our unreserved auctions and online marketplaces, we sell a broad range of used and unused industrial assets, including equipment and other assets used in the construction, agricultural, transportation, energy, mining, forestry, material handling and marine industries. The majority of the assets sold through our sales channels would be classified as construction machinery.

We operate from over 110 locations in more than 25 countries worldwide. Our world headquarters are located in Vancouver, Canada.

Overview

The following discussion summarizes significant factors affecting the consolidated operating results and financial condition of Ritchie Bros. Auctioneers Incorporated (“Ritchie Bros.”, the “Company”, “we” or “us”) for the three-month period ended March 31, 2014 compared to the three-month period ended March 31, 2013. This discussion should be read in conjunction with our unaudited condensed consolidated interim financial statements and notes thereto for the three-month periods ended March 31, 2014 and 2013, and with the disclosures regarding forward-looking statements and risk factors included within this discussion. Additional information relating to us, including our audited consolidated financial statements and notes thereto, Management’s Discussion and Analysis for the year ended December 31, 2013, and our most recent Annual Information Form, are available on our website at www.rbauction.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. None of the information on the SEDAR, EDGAR or our website is incorporated by reference into this document by this or any other reference. The date of this discussion is as of May 2, 2014.

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS. Amounts discussed below are based on our unaudited condensed consolidated interim financial statements and are presented in U.S. dollars. Unless indicated otherwise, all tabular dollar amounts, including related footnotes, presented below are expressed in thousands of dollars, except per share amounts.

In the following discussion and tables, net earnings, Adjusted Net Earnings, Diluted Adjusted EPS, and all related rates and margins for the three-month periods ended March 31, 2014 and 2013 have been presented excluding non-controlling interest in Ritchie Bros. Financial Services, and represent only those amounts attributable to equity holders of the parent.

First Quarter Update

Our 2014 first quarter net earnings were $14.3 million, or $0.13 per diluted share, compared to $14.0 million, or $0.13 per diluted share, for the same period in 2013.

Financial Overview	Three months ended March 31,
(in U.S.$000’s, except EPS)	2014	2013	Change	% Change
Revenues	$98,588	$102,058	$(3,470)	(3%)
Direct expense	10,300	9,361	939	10%
SG&A(1)	70,569	71,089	(520)	(1%)
SG&A less depreciation & amortization	59,972	60,769	(797)	(1%)
Earnings from operations	17,719	21,608	(3,889)	(18%)
Other income	2,169	70	2,099	2999%
Finance costs	911	1,217	(306)	(25%)
Income tax expense	4,459	6,415	(1,956)	(30%)
Net earnings (7)	14,257	13,989	268	2%
Adjusted Net Earnings (2),(3),(7)	14,257	13,989	268	2%
Diluted Adjusted EPS (2),(7)	$0.13	$0.13	$0.00	0%
Effective tax rate	23.5%	31.4%	n/a	(25%)
Gross Auction Proceeds (2),(4)	$855,377	$845,353	$10,024	1%
Revenue Rate (2),(5)	11.53%	12.07%	n/a	(4%)
Direct Expense Rate	1.20%	1.11%	n/a	8%
EBITDA Margin (2),(6)	28.7%	31.3%	n/a	(8%)

(1)	Selling, general and administrative expenses (“SG&A”) includes depreciation and amortization expense.
(2)	These are non-GAAP measures that do not have a standardized meaning, and are therefore unlikely to be comparable to similar measures presented by other companies. We believe that comparing Adjusted Net Earnings, Diluted Adjusted Net EPS, GAP, Revenue Rate and EBITDA Margin for different financial periods provides more useful information about the growth or decline of our net earnings for the relevant financial period and eliminates the financial impact of items we do not consider to be part of our normal operating results.
(3)	Adjusted Net Earnings represents financial statement net earnings excluding the after-tax effects of excess property sales and certain other non-recurring items. We have provided a reconciliation to net earnings below, where applicable.
(4)	GAP represents the total proceeds from all items sold at our auctions and the Gross Transaction Value[1] (“GTV”) sold through our online marketplaces. It is not a measure of our financial performance, liquidity or revenue and is not presented in our annual consolidated income statements. We believe that revenues, which is the most directly comparable measure in our consolidated income statements, and certain other line items, are best understood by considering their relationship to GAP.
(5)	Revenue Rate is our revenues divided by our GAP.
(6)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”) is calculated using the information disclosed in our condensed consolidated interim financial statements by adding back depreciation and amortization expense to earnings from operations. EBITDA is a non-GAAP measure. EBITDA Margin is EBITDA as a proportion of revenues.
(7)	Figures presented include the results attributable to our 51% interest in Ritchie Bros. Financial Services to conform with the presentation adopted in our audited consolidated financial statements.

Quarterly Overview

Gross Auction Proceeds were $855.4 million for the quarter ended March 31, 2014, an increase of 1% compared to the same period in 2013.

Revenues decreased by 3% to $98.6 million in the first quarter of 2014 from $102.1 million in the same period of 2013, primarily as the result of a decrease in our Revenue Rate, offset slightly by the increase in GAP. The decrease in our Revenue Rate was due to the performance of our underwritten business. While our Revenue Rate decreased period-over-period, the first quarter 2014 rate is consistent with our three year historical average.

Additional highlights during the first quarter of 2014 included:

•	Adding net 18 Revenue Producers[2] in the quarter, including net 15 Territory Managers, for a total of 358 Revenue Producers at quarter-end.

•	Our $166 million auction in Orlando, Florida, in February 2014.

•	Our $61 million auction in Las Vegas, Nevada, in March 2014.

•	The successful roll-out of the first phase of our sales force automation tool.

[1]	GTV represents the total proceeds from all items sold at our online marketplaces and is a component of our GAP results. In addition to the total value of items sold in online marketplaces, GTV includes a buyers’ premium component applicable only to our online marketplace transactions. GTV is not a measure of our financial performance, liquidity or revenue and is not presented in our annual consolidated income statements. We believe that revenues, which is the most directly comparable measure in our consolidated income statements, and certain other line items, are best understood by considering their relationship to GAP and GTV.
[2]	Revenue Producers is a term used to describe our revenue producing sales personnel. This definition is comprised of Vice Presidents of Sales, Regional Sales Managers, and TMs.

EquipmentOne Update

The summary results above and the following discussion include the results of operations from EquipmentOne. Included in our consolidated GAP results is the Gross Transaction Value3 from our online marketplace of $18.3 million in the three months ended March 31, 2014, as compared to $20.4 million in the three months ended March 31, 2013.

	Three months ended December 31,
(in U.S.$ millions)	2014	2013	Change	% Change
Revenues	$2.5	$3.0	$(0.5)	(17%)
Operating expenses	4.1	4.7	(0.6)	(13%)
EBITDA	(1.6)	(1.7)	0.1	6%

In the first quarter of 2014, we saw continued momentum in the volume of listings and website traffic to our online marketplaces, and we achieved a yield of over 85% (% of listings which resulted in sales). While revenues were down for our online marketplaces, operating expenses were also controlled resulting in a slightly improved EBITDA performance over the same period of 2013. We continued to focus on and refine this service offering in the period and initiated targeted marketing that contributed to greater listings in our online marketplace.

Gross Auction Proceeds

GAP was $855.4 million for the quarter ended March 31, 2014, which is an increase of 1% compared to the same period in 2013. Our GAP for the first quarter of 2014 was reduced due to foreign exchange rate changes by approximately 2%, or $15.2 million, compared to foreign exchange rates in the first quarter of 2013.

Straight commission contracts generated the majority of our GAP with the remainder composed of guarantee and outright purchase contracts, which we refer to as our underwritten business. Our underwritten business represented approximately 24% of our GAP in the first quarter of 2014, compared to approximately 20% in the first quarter of 2013. The increase in our underwritten business is consistent with our focus and strategic approach to competitive deals available in the marketplace. While our underwritten business as a percentage of GAP increased over the comparative prior year quarter, it is within our five-year historical range of 23-28%.

Revenues & Revenue Rate

Revenues include both commission income earned from equipment sellers and fee income earned from equipment buyers. Revenues for the first three months of 2014 decreased to $98.6 million compared to $102.1 million for the same period in the prior year, due to a reduced Revenue Rate. Our Revenue Rate for the three months ended March 31, 2014, decreased to 11.53% from 12.07% for the same period in 2013. This decrease in the rate in the first three months of 2014 was due to the performance of our underwritten business.

In the first quarter of 2014, our average commission rate was 9.14% compared to 9.71% in the same period of 2013. Over the past five years our quarterly auction commission rate has ranged between 8.47% and 10.82%. Our commission rate and overall Revenue Rate is presented in the graph below.

[3]	Refer to footnote 1 for a definition of GTV. For the first quarter of 2014 the buyers’ premiums included in our GAP and GTV results is $1.6 million, compared to $1.7 million for the first quarter of 2013 included in GTV. The addition of $1.7 million in buyers’ premiums to GAP in the first quarter of 2013 would have the effect of reducing our Revenue Rate in that period by 3 basis points.

(1)	The revised administrative fee that took effect on July 1, 2011 has contributed to an increase in our Revenue Rate of approximately 125 basis points since its introduction.

On an annual basis our fee income as a percentage of GAP remained relatively consistent. Our fee income earned in the first three months of 2014 was 2.39% of GAP, a slight increase compared to 2.37% in the same period of 2013. Contributing to this increase is the incremental fees percent earned through EquipmentOne transactions as compared to auction transactions. Additionally, Ritchie Bros. Financial Services generated increased fee income in the first quarter of 2014 compared to the same period of 2013.

During the first quarter of 2014, the geographic breakdown of our revenues remained relatively consistent compared to the same quarters in prior years. Variations can occur on a quarterly basis depending on the timing and location of auctions.

Revenue distribution	United States	Canada	Europe	Other
First quarter ended March 31, 2014	58%	20%	12%	10%
First quarter ended March 31, 2013	57%	17%	15%	11%

Direct Expense Rate

Our direct expense rate, which represents direct expenses as a percentage of GAP, fluctuates from period to period based in part on the size and location of the auctions we hold during the particular period. The direct expense rate generally decreases as the average size of our auctions increase. In addition, we usually experience lower direct expense rates for auctions held at our permanent auction sites compared to auctions held at offsite locations, mainly as a result of the economies of scale and other efficiencies that we typically experience at permanent auction sites.

Our direct expense rate for the three months ended March 31, 2014 increased slightly to 1.20% compared to 1.11% for the same period in 2013. The increase in direct expense rate is due largely to a lower than normal direct expense rate in the first three months of 2013 as a result of a significant offsite auction that did not incur direct expenses in that period.

Selling, General & Administrative Expenses

Our SG&A expenses in the first quarter of 2014 of $70.6 million were consistent with $71.1 million in the same period of 2013. SG&A expense was reduced by foreign exchange rate changes by $2.3 million, or 3%, and was offset by slightly increased building and facilities and depreciation and amortization expenses. Our SG&A expenses by nature are presented below:

Three months ended March 31,	2014	2013	$ Change	% Change
Employee compensation expense	$37,476	$38,365	$(889)	(2%)
Buildings and facilities	10,781	10,242	539	5%
Travel, advertising and promotion	6,200	6,212	(12)	(0%)
Other general and administrative expenses	5,515	5,950	(435)	(7%)

	$59,972	$60,769	$(797)	(1%)
Depreciation and amortization	10,597	10,320	277	3%

Selling, general and administrative expenses	$70,569	$71,089	$(520)	(1%)

Employee compensation costs decreased by $0.9 million in the first quarter of 2014, as compared to 2013, primarily as a result of the foreign exchange impact identified above. Adjusted for the positive impact of foreign exchange, our employee compensation costs in the first quarter of 2014 were consistent with the same period of 2013.

The table below presents our SG&A expenses by function and illustrates the impact of an increased number of Revenue Producers, by a net amount of 14 since March 31, 2013, and the effect of cost management initiatives within our Operations and Administration teams.

Three months ended March 31,	2014	2013	$ Change	% Change
Sales and marketing	$22,209	$21,494	$715	3%
Operations	16,362	16,416	(54)	(0%)
Administration	17,338	18,202	(864)	(5%)

	$55,909	$56,112	$(203)	(0%)
EquipmentOne	4,063	4,657	(594)	(13%)
Depreciation and amortization	10,597	10,320	277	3%

Selling, general and administrative expenses	$70,569	$71,089	$(520)	(1%)

Depreciation and amortization expenses are calculated on either a straight-line or declining-balance basis on assets employed in our business, including buildings, land improvements, computer hardware and software, automobiles, office and yard equipment, and intangible customer relationships. Our depreciation and amortization expenses increased $0.3 million or 3%, for the three months ended March 31, 2014, over the same period in 2013, primarily as a result of the addition of assets from new auction sites opened in 2013 and the continued development of our information systems.

Other Income and Expense

Other income has historically included the gains or losses from the disposition of property, plant and equipment, foreign exchange gains and losses, and other income or loss not earned in the normal course of operations.

Other income in the first three months of 2014 increased by $2.2 million over the same period in 2013 primarily as a result of foreign exchange gains of $1.3 million in the first quarter of 2014 . Additionally, in the first three months of 2013 we incurred a $0.7 million litigation loss expense that reduced the comparative period results in 2013.

Finance Costs

Finance costs include both the finance income earned on our excess cash and receivable balances and the finance costs related to interest paid on long-term debt and revolving credit facilities, offset by interest that has been capitalized as part of self-constructed assets. Our finance income fluctuates depending on the timing of receipt of auction proceeds and on our cash position, which is affected by the timing, size and number of auctions held around the period end.

Finance costs decreased in the first three months of 2014 compared to the same period of 2013 due primarily to lower interest expense as our outstanding borrowings have been reduced, including through the repayment of a $30 million term loan in January 2014.

Effective Tax Rate

Our effective tax rate is a function of the relationship between total tax expense and the amount of earnings before income taxes for the year. Our effective tax rate differs from period to period as a result of changes in the source of our earnings as a result of auctions held each period, the treatment of adjustments for changes in tax rates and other tax legislation, variations in the estimate of tax reserves, and differences between the provision and the actual amounts recognized in tax returns.

For the three months ended March 31, 2014, income tax expense was $4.5 million, compared to income tax expense of $6.4 million in the first quarter of 2013. Our effective tax rate of 23.5% for the first three months of 2014 was lower than the rate of 31.4% in the same period in 2013. The decrease was the primarily the result of a lower estimate of liabilities for tax uncertainties as well as an increase in income earned in jurisdictions with lower tax rates.

Net Earnings

Net earnings for the three months ended March 31, 2014 were $14.3 million, or $0.13 per diluted share, compared to net earnings of $14.0 million, or $0.13 per diluted share, for the three months ended March 31, 2013.

Our net earnings for the three months ended March 31, 2014 increased by approximately 2% compared to the same period in 2013, primarily as a result of a reduction in income tax expense, and an increase in foreign exchange gains recognized in other income, offsetting the reduction in revenues related to a reduced Revenue Rate.

Revenue Flow-through Rate4

We believe that the table below showing our Revenue Flow-through Rate illustrates our operational leverage, especially for our core auction business, and the effect of changes in our revenues on our EBITDA margin.

	Three months ended March 31, 2014
(in U.S.$ millions)	Incremental Revenues 2014 over 2013	Incremental Operating Expenses 2014 over 2013	Incremental EBITDA 2014 over 2013	Revenue flow-through Rate
Core auction business	$(3.0)	$0.7	$(3.7)	(125%)

EquipmentOne	(0.5)	(0.6)	0.1	20%

Ritchie Bros. Consolidated	$(3.5)	$0.1	$(3.6)	(104%)

	Three months ended March 31, 2013
	Incremental Revenues 2013 over 2012	Incremental Operating Expenses 2013 over 2012	Incremental EBITDA 2013 over 2012	Revenue flow-through Rate
Core auction business	$(2.2)	$1.7	$(3.9)	(176%)

EquipmentOne	3.0	4.7	(1.7)	(57%)

Ritchie Bros. Consolidated	$0.8	$6.4	$(5.6)	(717%)

Our revenues for the first quarter of 2014 decreased by $3.5 million as compared to 2013, and operating expense increased $0.1 million on the same basis, resulting in 104% of the reduced revenues flowing directly to our EBITDA and reducing our EBTIDA margin in the first quarter of 2014 compared to the first quarter of 2013.

Incremental EBITDA, a non-GAAP measure, reconciles to incremental earnings from operations as follows:

	Three months ended March 31,
(in U.S.$ millions)	2014	2013
Incremental EBITDA	$(3.6)	$(5.6)
Add: incremental depreciation and amortization expense	(0.3)	(0.7)

Incremental Earnings from Operations	$(3.9)	$(6.3)

Earnings from Operations, three months ended March 31, 2014	$17.7
Less: Earnings from Operations, three months ended March 31, 2013	(21.6)

Incremental Earnings from Operations, 2014 over 2013	$(3.9)

Earnings from Operations, three months ended March 31, 2013		$21.6
Less: Earnings from Operations, three months ended March 31, 2012		(27.9)

Incremental Earnings from Operations, 2013 over 2012		$(6.3)

[4]	Revenue Flow-through is calculated as incremental revenues in the period less incremental operating expenses (direct expenses and SG&A excluding depreciation and amortization), and demonstrates the impact of incremental revenues on our EBITDA. Revenue Flow-through Rate presents Revenue Flow-through as a percentage of incremental revenues. Revenue Flow-through and Revenue Flow-through Rate are non-GAAP measures that do not a have standardized meaning, and are therefore unlikely to be comparable to similar measures presented by other companies. We believe that comparing the influence of incremental revenues on EBITDA for different financial periods provides additional useful information about our performance for the relevant financial period.

Used Equipment Market Update

In the first quarter of 2014 the used equipment market continued to stabilize. Following a trend that commenced in 2013, the used equipment market continues to become more balanced, providing a more stable pricing environment and producing some positive momentum in used equipment prices. Used equipment supplies are still relatively tight and demand for good-quality, low-hour equipment continues to be strong at our auctions across all geographies; however we observed a small increase in the availability of equipment of this nature coming to our auctions.

We believe that the continued increase in Original Equipment Manufacturing (OEM) production is generating more transactions in the used equipment marketplace and creating larger pools of used equipment for future transactions. We expect that this increase will positively affect the future mix and volume at our auctions and online marketplaces. Nationally, we saw GAP growth in each of our Canadian and U.S.A.-based operations, in the first quarter of 2014 compared to 2013, though that growth varied regionally. Overall, we have seen a slight decrease in GAP in Europe and the rest of the world for the quarter ended 2014 as compared to the same period in 2013.

Strategy Update

Our mission is to provide compelling business solutions that enable the world’s builders to easily and confidently exchange equipment. The following three strategic pillars are the foundation upon which we have built our strategy to achieve our mission.

GROW our core auction business

We continue to focus on increasing our market share with our traditional customer groups, while simultaneously seeking to do more business with new customer groups and in new markets.

During the first three months of 2014 we continued to develop our sales channels both through existing customers and the refinement of our EquipmentOne solution which has resulted in improved key industrial auction metrics, presented below.

ADD new business and information solutions

We intend to add new business and information solutions that will assist the world’s builders to easily and confidently exchange equipment.

Since EquipmentOne’s launch last year, we have continued to improve our EquipmentOne offering to more effectively meet our customers’ needs. We have worked to grow the number of EquipmentOne website visits through investment in our marketing program and we have integrated EquipmentOne sales personnel with our Strategic Accounts team with the goal of driving listings to this online marketplace.

Additionally, in the first quarter of 2014 we successfully completed the first phase of our transition to a sales force automation tool. We feel that this initiative will provide our sales team with an additional tool to enhance their future productivity.

PERFORM by building an inspired high-performance, customer-focused Ritchie Bros. team

To maintain our high standards of customer service, we employ people who we believe embody our core values, especially the value of putting our customers first. In order to grow our business we believe that we must continue to build a high performance customer focused team, particularly our sales team.

The growth in our headcount in the quarter is largely the result of our ongoing recruiting efforts to expand our sales team, specifically our Revenue Producers. Our headcount statistics are presented below.

	Q1 2014	Q4 2013	Q3 2013	Q2 2013	Q1 2013
Full-time employees	1,422	1,385	1,402	1,450	1,457
Revenue Producers	358	340	343	350	344
TMs	287	272	273	280	273

During the first three months of 2014, we increased the number of Revenue Producers by a net 18, of which 15 were TMs. This represents an increase of 5% for in the three months ended March 31, 2014, and an increase of 4% in the preceding 12 months.

We continue to make the growth and development of our sales team a strategic us in 2014, as we believe the previous higher turnover in our sales personnel contributed to the stagnation of GAP and revenues in recent periods. We believe that our increased number of Revenue Producers, in conjunction with training and placement in appropriate markets, will lead to improved performance from our sales team and an increase in GAP and revenues in future periods.

Operations Update

During the first three months of 2014 we conducted 35 unreserved industrial auctions at locations in North America, Europe, the Middle East, and Australia (2013: 36 unreserved industrial auctions).

During the first three months of 2014, 97% of our GAP was attributable to auctions held at our permanent auction sites and regional auction sites (2013: 98%).

Our key industrial auction metrics for the first three months of 2014 and 2013 are shown below:

	Three months ended March 31,
Key industrial auction metrics	2014	2013
Consignments	8,900	8,750
Bidder registrations	90,000	86,000
Buyers	21,900	21,450
Lots	62,500	62,000

For a breakdown of these key industrial auction metrics by month, please refer to our website at www.rbauction.com. None of the information in our website is incorporated by reference into this document by this or any other reference.

Although our auctions vary in size, our average industrial auction results for the three-month and 12-month periods ended March 31 were as follows:

	Three months ended March 31,
Average per industrial auction	2014	2013
Gross Auction Proceeds	$22.7 million	$22.1 million
Bidder registrations	2,575	2,384
Consignors	255	242
Lots	1,784	1,717

	12 months ended March 31,
Average per industrial auction	2014	2013
Gross Auction Proceeds	$14.3 million	$16.3 million
Bidder registrations	1,760	1,769
Consignors	179	192
Lots	1,236	1,313

Our average industrial auction metrics increased in the first quarter of 2014 despite a period-over-period decrease in our Orlando auction, our largest annual auction, due to the growth of our Las Vegas auction that we held in conjunction with the tri-annual CONEXPO-CON/AGG tradeshow.

Average industrial auction metrics on a rolling 12-month basis decreased period-over-period due to the performance of our auctions in the second and third quarters of 2013, as compared to the same quarters of 2012. The decrease period-over-period was slightly offset by a renewed positive momentum seen in the fourth quarter of 2013 and first quarter 2014, as reflected by our first quarter average industrial auction metrics above.

Website metrics

We sold approximately $323 million of equipment, trucks and other assets to online bidders during the first three months of 2014, representing a 12% increase compared to $289 million sold in the same period in 2013, and approximately 38% of our total GAP for the period.

The Company’s websites attracted approximately 1.8 million unique visitors in total in the first quarter of 2014. The Ritchie Bros. website (www.rbauction.com) which is a gateway to our online bidding system and showcases upcoming auctions and equipment to be sold, attracted approximately 1.6 million unique visitors in the first quarter of 2014, a slight decrease from 1.7 million in the same period of 2013. Unique visitors to Ritchie Bros. EquipmentOne website (www.equipmentone.com) doubled from 0.1 million to 0.2 million period-over-period.

	Three months ended March 31,
Unique website visitors	2014	2013
rbauction.com unique visitors	1.6 million	1.7 million
equipmentone.com unique visitors	0.2 million	0.1 million

Summary of Quarterly Results (Unaudited)

	Q1 2014	Q4 2013	Q3 2013	Q2 2013
GAP(2),(4)	$855,377	$1,109,834	$789,640	$1,072,942
Revenues	$98,588	$131,223	$105,800	$128,322
Net earnings(7)	14,257	33,745	16,295	29,795
Adjusted Net Earnings(2),(3),(7)	14,257	30,324	15,878	29,795
Net earnings per share, basic(7)	$0.13	$0.32	$0.15	$0.28
Net earnings per share, diluted(7)	0.13	0.31	0.15	0.28
Adjusted Net Earnings per share, diluted(2),(3),(7)	0.13	0.28	0.15	0.28

	Q1 2013	Q4 2012	Q3 2012	Q2 2012
GAP(2),(4)	$845,353	$1,000,413	$848,536	$1,194,536
Revenues	$102,058	$117,140	$92,326	$127,213
Net earnings(7)	13,989	22,067	8,199	31,259
Adjusted Net Earnings(2),(3),(7)	13,989	22,363	9,710	32,456
Net earnings per share, basic(7)	$0.13	$0.21	$0.08	$0.29
Net earnings per share, diluted(7)	0.13	0.21	0.08	0.29
Adjusted Net Earnings per share, diluted(2),(3),(7)	0.13	0.21	0.09	0.30

For notes 2, 3, 4 and 7, see the corresponding notes to the table in Overview – First Quarter Update.

GAP and revenues are affected on a period-to-period basis by the timing of major auctions. Also, in newer markets where we are developing our business, the number and size of auctions and, as a result, our GAP and revenues, are likely to vary more dramatically from period to period compared to our established markets, where the number, size and frequency of our auctions are more consistent.

Because of these seasonal and period-to-period variations, we believe that our GAP, revenues and net earnings are best compared on an annual basis or a year-over-year basis.

Outstanding Share Data

We are a public company and our common shares are listed under the symbol “RBA” on the New York and Toronto Stock Exchanges. On May 2, 2014 we had 107,173,398 common shares issued and outstanding and stock options outstanding to purchase a total of 3,969,752 common shares.

Liquidity and Capital Resources

	March 31,	December 31,
	2014	2013	% Change
Current assets	$520,565	$398,379	31%
Current liabilities	437,702	288,331	52%
Working capital	$82,863	$110,048	(25%)

We believe that working capital, including cash, is a more meaningful measure of our liquidity than cash alone. Our working capital decreased during the first three months of 2014 primarily as a result of the reclassification from non-current borrowings to current borrowings of a loan with face value of CAD $31 million drawn under our revolving credit facility.

At March 31, 2014, we had $37.5 million of short-term debt, which consisted of borrowings under our revolving credit facilities with a weighted-average annual interest rate of 2.0%. The remaining available borrowings under our credit facilities totalled $461 million, including a $110 million three-year uncommitted, non-revolving credit facility expiring in November 2014, and a $191 million five-year committed credit facility expiring in May 2018.

We believe our existing working capital and availability under our credit facilities are sufficient to satisfy our present operating requirements, as well as to fund future growth, such as property acquisitions and development and the launch of complementary business solutions.

Cash Flows

	Three months ended March 31,
Cash provided by (used in):	2014	2013	% Change
Operating activities	$105,775	$155,862	(32%)
Investing activities	(10,474)	(11,751)	(11%)
Financing activities	(38,030)	(20,968)	81%
Effect of changes in foreign currency rates	(2,743)	(2,327)	18%
Net increase (decrease) in cash and cash equivalents	$54,528	$120,816	(55%)

Our cash provided by operations can fluctuate significantly from period to period, due to factors such as differences in the timing, size and number of auctions during the period, the timing of the receipt of auction proceeds from buyers, and the timing of the payment of net amounts due to consignors.

Cash used in investing activities decreased slightly in the first quarter of 2014 as compared to the same period of 2013, due to a slight reduction in additions to property, plant and equipment and intangible assets period-over-period.

Cash used in financing activities increased in the first quarter of 2014 as compared to the same period in 2013. This was primarily due to our repayment of a $30 million term loan in January 2014.

We anticipate our capital expenditures to be in the range of $45 million to $50 million for 2014, for the development of our information systems as well as enhancements to our existing auction sites.

Free cash flow decreased to $94.7 million in three months ended March 31, 2014 compared to $142.9 million in the same period in 2013 for a reduction by 34% attributable primarily to the change in working capital during the period. Free cash flow is calculated as our cash from operating activities less property, plant and equipment and intangible asset additions. Due to the seasonality of our business, free cash flow can vary significantly from quarter to quarter.

We declared and paid a regular cash dividend of $0.1225 per share for the quarter ended March 31, 2013, and we declared and paid regular cash dividends of $0.1300 for each of the quarters ended June 30, 2013, September 30, 2013 and December 31, 2013.

Total dividend payments during the first three months of 2014 were $13.9 million compared to total dividend payments of $13.1 million during the equivalent period in 2013. All dividends we pay are “eligible dividends” for Canadian income tax purposes unless indicated otherwise.

Long-term Debt and Credit Facilities

Our credit facilities are with financial institutions in the United States, Canada, the Netherlands and the United Kingdom. Certain of the facilities include commitment fees applicable to the unused credit amount. As at March 31, 2014, we had outstanding fixed rate and floating rate long-term debt bearing annual interest rates ranging from 3.6% to 6.4% (with a weighted-average annual interest rate of 5.1%). We were in compliance with all financial and other covenants applicable to our credit facilities at March 31, 2014.

Future scheduled interest payments over the next five years relating to our long term debt outstanding as at March 31, 2014 were as follows:

	Scheduled interest payments
	In 2014	In 2015	In 2016	In 2017	In 2018	Thereafter
Interest payments on long-term debt	$4,383	$5,844	$3,571	$2,377	$2,377	$8,029

Quantitative and Qualitative Disclosure about Market Risk

We conduct operations in local currencies in countries around the world, but we use the US dollar as our reporting currency. As a result we are exposed to currency fluctuations and exchange rate risk. We cannot accurately predict the future effects of foreign currency fluctuations on our financial condition or results of operations, or quantify their effects on the macroeconomic environment. The proportion of revenues denominated in currencies other than the U.S. dollar in a given period will differ from the annual proportion depending on the size and location of auctions held during the period. However, on an annual basis, we expect these amounts to largely offset and generally act as a natural hedge against exposure to fluctuations in the value of the U.S. dollar. We have not adopted a long-term hedging strategy to protect against foreign currency fluctuations associated with our operations denominated in currencies other than the U.S. dollar, but we may consider hedging specific transactions if we deem it appropriate in the future. For the three months ended March 31, 2014, the proportion of revenues earned and operating costs denominated in currencies other than the US dollar did not change significantly compared to previous reporting periods.

We have not experienced significant interest rate exposure historically, as our long-term debt generally bears fixed rates of interest. However, borrowings under our global revolving credit facility are available at both fixed and floating rates of interest. If we determine our exposure to short-term interest rates is too high, we may consider fixing a larger portion of our portfolio. As at March 31, 2014 we had a total of $30.5 million (December 31, 2013: $28.8 million) in revolving loans bearing floating rates of interest.

Although we cannot accurately anticipate the future effect of inflation on our financial condition or results of operations, inflation historically has not had a material impact on our operations.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, financial performance, liquidity, capital expenditures or capital resources.

Legal and Other Proceedings

From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us or on our financial condition or results of operations or that involve a claim for damages, excluding interest and costs that could be material.

Critical Accounting Policies and Estimates

There have been no significant changes in our critical accounting policies and estimates since our Management’s Discussion and Analysis of Financial Condition and Results of Operations as at and for the year ended December 31, 2013, which is included in our 2013 Annual Report on Form 40-F.

Changes in Accounting Policies

On January 1, 2014, we adopted the following new and revised applicable International Financial Reporting Standards, along with related amendments. These changes were made in accordance with the applicable transitional provisions.

Amendments to IFRS 10, IFRS 12, and IAS 27 for investment entity exceptions

Amendments to IAS 32 for offsetting financial assets and financial liabilities

Amendments to IAS 39 for hedge accounting and novation of derivatives

We also applied IFRIC 21 in our accounting for levies in the period. Our adoption of these amendments and the application of IFRIC 21 did not result in any changes in our accounting policies or disclosure during the period.

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining an adequate internal control structure and procedures for financial reporting. There has been no change in our internal control over financial reporting during the three months ended March 31, 2014 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Risk Factors

Our business is subject to a number of risks and uncertainties, and our past performance is no guarantee of our performance in future periods. The risks and uncertainties described below are a partial summary of the key risks we face. Holders of our common shares should consider these risks in addition to the more extensive list of risks and uncertainties we face that is included in our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2013, which is included in our 2013 Annual Report on Form 40-F, and also in our most recent Annual Information Form, which are filed on SEDAR at www.sedar.com or on EDGAR at www.edgar.com.

Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also adversely affect our financial condition or impair our business or results of operations. If any of these risks actually occur, our business, results of operations and financial condition would suffer.

We may have difficulties sustaining and managing our growth.

One of the main elements of our strategy is to continue to grow our core auction business, primarily by increasing our presence in markets in which we already operate and by expanding into new geographic markets and market segments in which we have not had a significant presence in the past. As part of this strategy, we may from time to time acquire additional assets or businesses from third parties. We may not be successful in growing our business or in managing this growth.

For us to grow our business successfully, we need to accomplish a number of objectives, including:

•	recruiting and retaining suitable sales and managerial personnel;

•	developing and enhancing an appropriate sales strategy;

•	identifying and developing new geographic markets and market sectors;

•	expanding awareness of our brand, including value proposition and competitive advantages, in existing and new markets;

•	successfully executing the realignment of our sales and operations teams;

•	identifying and acquiring, on terms favourable to us, suitable land on which to build new auction facilities and, potentially, businesses that might be appropriate acquisition targets;

•	obtaining necessary financing on terms favourable to us, and securing the availability of our credit facilities to fund our growth initiatives;

•	receiving necessary authorizations and approvals from governments for proposed development or expansion;

•	integrating successfully new facilities and any acquired businesses into our existing operations;

•	achieving acceptance of the auction process in general by potential consignors, bidders and buyers;

•	establishing and maintaining favourable relationships with and meeting the needs of consignors, bidders and buyers in new markets and market sectors, and maintaining these relationships in our existing markets;

•	capturing relevant market data and utilizing it to generate insight and understanding of key company and industry drivers and market trends;

•	developing appropriate responses based on data collected to meet the needs of existing and potential customers to achieve customer retention targets;

•	succeeding against local and regional competitors in existing and new geographic markets;

•	capitalizing on changes in the supply of and demand for industrial assets, and understanding and responding to changing market dynamics, in our existing and new markets; and

•	designing and implementing business processes and operating systems that are able to support profitable growth.

We will likely need to hire additional employees to manage our growth. In addition, our growth may increase the geographic scope of our operations and increase demands on both our operating and financial systems. These factors will increase our operating complexity and the level of responsibility of existing and new management personnel. It may be difficult for us to attract and retain qualified sales personnel, managers and employees, and our existing operating and financial systems and controls may not be adequate to support our growth. We may not be able to improve our systems and controls as a result of increased costs, technological challenges, or lack of qualified employees. Our past results and growth may not be indicative of our future prospects or our ability to expand into new markets, many of which may have different competitive conditions and demographic characteristics than our existing markets.

We are pursuing a long-term growth strategy that requires upfront investment, with no guarantee of long-term returns.

In our auction business, we continue to pursue a long-term growth strategy that contemplates investments, including investments in frontier markets that may not generate profitable growth in the near term, adding new business and information solutions, and developing our people. Planning for future growth requires investments to be made now in anticipation of growth that may not materialize, and if our strategies do not successfully address the needs of current and potential customers we may not be successful in maintaining or growing our GAP and our earnings may be adversely impacted. A large component of our SG&A expenses is considered fixed costs that we will incur regardless of any GAP growth. There can be no assurances that our GAP and revenues will be maintained or grow at a more rapid rate than our fixed costs. If we proceed with an acquisition we may not be able to appropriately integrate that business into our existing business.

We are investing in an ecommerce marketplace, EquipmentOne, with no guarantee of long-term returns.

In 2012 we acquired an ecommerce marketplace through the acquisition of AssetNation LLC and its subsidiaries. We are utilizing the expertise and technology of AssetNation to develop Ritchie Bros. EquipmentOne, a new marketplace that involves technology and ecommerce. Success in this marketplace is dependent on our ability to attract, retain and engage buyers and sellers of used equipment; the volume of transactions; the volume and price of equipment listed; customer service; and brand recognition. Because this is a new business it may take us longer than expected to realize the anticipated benefits, and those benefits may ultimately be lesser than anticipated or may not be realized at all, which could adversely affect our business and operating results.

Our business could be harmed if we lost the services of one or more key personnel.

The growth and performance of our business depends to a significant extent on the efforts and abilities of our executive officers and senior managers. Our business could be harmed if we lost the services of any of these individuals. We do not maintain key person insurance on the lives of any of our executive officers. As a result, we would have no way to cover the financial loss if we were to lose the services of members of our senior management team.

Our future success largely depends on our ability to attract, develop and retain skilled employees in all areas of our business, as well as to design an appropriate organization structure and plan effectively for succession. Although we actively manage our human resource risks, there can be no assurance that we will be successful in our efforts.

As a result of the current Chief Executive Officer’s (“CEO”) intention to step down, we are actively seeking his successor. In order to ensure an orderly transition and mitigate risks, our Board of Directors has convened a CEO search committee to hire our future CEO and assist in the new CEO’s transition.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RITCHIE BROS. AUCTIONEERS INCORPORATED (Registrant)

Date: May 5, 2014

	By:	/s/ DARREN WATT
Darren Watt,
Corporate Secretary